Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the Three and Nine Months Ended September 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars, unless otherwise stated)

Condensed Consolidated Interim Statements of Financial Position At September 30, 2026 and December 31, 2025 (Unaudited, expressed in Canadian Dollars)

		September 30, 2026	December 31, 2025 (1)
	Note	$	$
Assets

Current assets
Cash and cash equivalents		167,111,584	58,838,699
Receivables	5	6,995,542	4,325,473
Inventories	4,6	21,013,297	4,722,848
Investments	7	9,902,863	8,895,559
Prepayments and deposits		2,463,116	3,353,473
		207,486,402	80,136,052
Non-current assets
Property, plant and equipment	8	292,385,208	250,544,133
Exploration and evaluation assets	9	77,958,361	77,664,022
Goodwill	4	124,536,089	124,536,089
Other assets		3,409,547	2,616,726
Total assets		705,775,607	535,497,022

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities	10	31,255,849	12,339,524
Current tax liability		2,211,541	–
Flow-through share premium	11	–	8,677,099
Other current liabilities	12	6,746,724	654,832
		40,214,114	21,671,455
Non-current liabilities
Loans payable	13	60,389,760	503,417
Lease liabilities		1,122,316	340,155
Deferred income tax liabilities	4	90,226,222	82,492,946
Reclamation and closure cost provisions	14	10,353,004	10,870,068
Total liabilities		202,305,416	115,878,041

Shareholders’ equity
Share capital	15	827,665,284	703,264,118
Reserves	15	40,857,240	42,820,506
Warrants	15	27,426,887	30,349,683
Deficit		(392,479,220)	(356,815,326)
Total shareholders’ equity		503,470,191	419,618,981
Total liabilities and shareholders’ equity		705,775,607	535,497,022
(1) see Note 4
Nature of operations and going concern (Note 1)
Subsequent events (Note 15)
These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on November 10, 2026. They are signed on the Company’s behalf by:

“Paul Huet”	“Allen Palmiere”
Director	Director
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2026 and 2025
(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

		Three Months Ended September 30, 2026	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2026	Nine Months Ended September 30, 2025
	Note	$	$	$	$
Revenue	18	41,579,812	–	67,189,809	–

Cost of Sales
Operating expenses	19	22,540,580	–	44,625,061	–
Selling expenses		468,920	–	633,430	–
		23,009,500	–	45,258,491	–
Income from mine operations		18,570,312	–	21,931,318	–

Expenses
Exploration and evaluation	9	14,654,674	13,423,595	42,022,145	27,794,432
General and administrative	20	3,099,315	3,081,478	10,844,323	8,617,468
Share-based compensation	15	1,474,292	766,158	4,970,612	2,125,090
		19,228,281	17,271,231	57,837,080	38,536,990
Loss from operations		(657,969)	(17,271,231)	(35,905,762)	(38,536,990)
Other income (expenses)
Settlement of flow-through share premium	11	3,124,124	3,495,191	8,677,099	4,249,959
Gains on investments	7	572,250	361,729	1,007,304	1,088,582
Interest, accretion and financing expenses		(1,899,050)	(3,409)	(3,101,928)	(12,882)
Interest income		1,179,576	511,795	2,283,247	892,946
Other expenses		(229,100)	(38,869)	(315,958)	(127,052)
		2,747,800	4,326,437	8,549,764	6,091,553
Income (loss) before income and mining taxes		2,089,831	(12,944,794)	(27,355,998)	(32,445,437)
Mining tax expenses - current		(2,211,541)	–	(2,211,541)	–
Income and mining tax expenses - deferred		(6,992,096)	–	(7,733,272)	–
Net loss and comprehensive loss for the period		(7,113,806)	(12,944,794)	(37,300,811)	(32,445,437)

Loss per share – basic and diluted	17	(0.02)	(0.06)	(0.14)	(0.15)
Weighted average number of shares outstanding
Basic and diluted	17	323,904,901	235,018,399	259,853,577	214,761,519

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows For the three and nine months ended September 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars)

	Three Months Ended September 30, 2026	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2026	Nine Months Ended September 30, 2025
	$	$	$	$
Operating cash flows
Loss for the period	(7,113,806)	(12,944,794)	(37,300,811)	(32,445,437)
Adjustments for:
Depreciation	9,101,404	183,182	9,775,805	582,363
Gains on investments	(572,250)	(361,729)	(1,007,304)	(1,088,582)
Change in estimate of reclamation and closure cost provisions	300,878	–	450,387	–
Accretion on reclamation and closure cost provisions	85,060	–	236,817	–
Interest income	(1,179,576)	–	(2,283,247)	(74,468)
Interest expense	2,115,119	3,409	3,178,894	12,882
Gain on sale of secured notes	–	–	–	(55,911)
Income and mining tax expenses	9,203,637	–	9,944,813	–
Revaluation of secured notes	–	105,799	–	105,799
Foreign exchange loss (gain)	23,999	(135,422)	(19,357)	–
Settlement of flow-through share premium	(3,124,124)	(3,495,191)	(8,677,099)	(4,249,959)
Share-based compensation	1,474,292	766,158	4,970,612	2,125,090
Interest received	887,820	–	1,837,104	–
Operating cash flow before changes in non-cash working capital	11,202,453	(15,878,588)	(18,893,386)	(35,088,223)
Change in non-cash working capital (Note 21)	(17,969,254)	(149,213)	(12,393,829)	374,522
Net cash and cash equivalents used in operating activities	(6,766,801)	(16,027,801)	(31,287,215)	(34,713,701)

Investing cash flows
Purchases of exploration and evaluation assets	(224,060)	(1,425)	(294,339)	(746,221)
Proceeds on disposal of investments	–	–	–	752,634
Proceeds from sale of secured notes	–	–	–	2,778,000
Purchases of property, plant and equipment	(18,644,155)	(231,692)	(38,615,392)	(365,948)
Other assets	(186,997)	(173,025)	(959,547)	(173,025)
Net cash and cash equivalents (used in) from investing activities	(19,055,212)	(406,142)	(39,869,278)	2,245,440

Financing cash flows
Proceeds of repayable government contribution	277,649	–	872,915	–
Issuance of common shares in a private placement	–	20,000,001	–	20,000,001
Issuance of common shares in equity offering	–	–	115,055,200	63,480,000
Share issue costs	(63,646)	(308,094)	(6,063,298)	(3,912,782)
Proceeds from Senior Secured Credit Facility	–	–	69,300,000	–
Debt financing costs	–	–	(1,832,088)	–
Stock options exercised	–	1,441,400	2,108,767	1,797,025
Warrants exercised	1,410,986	–	2,697,624	–
Repayment of loans	(2,393,504)	–	(2,454,401)	–
Lease principal payments	(89,980)	(10,431)	(229,722)	(53,912)
Loan and lease interest payments	(16,237)	(3,409)	(45,276)	(12,882)
Net cash and cash equivalents (used in) from financing activities	(874,732)	21,119,467	179,409,721	81,297,450
Effect of exchange rate fluctuations on cash and cash equivalents	(24,080)	30,289	19,657	(10,616)
Net (decrease) increase in cash and cash equivalents	(26,720,825)	4,715,813	108,272,885	48,818,573
Cash and cash equivalents at beginning of the period	193,832,409	66,420,308	58,838,699	22,317,548
Cash and cash equivalents at end of the period	167,111,584	71,136,121	167,111,584	71,136,121
Supplemental disclosure with respect to cash flows (Note 21)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity For the nine months ended September 30, 2026 and 2025 (Unaudited, expressed in Canadian Dollars, except per share amounts)

	Share Capital		Reserves
	Number	Amount	Equity settled share-based payments	Warrants	Deficit (1)	Total equity
	of shares	$	$	$	$	$
Balance at January 1, 2025	200,457,994	341,346,716	34,984,503	3,918	(309,764,432)	66,570,705
Issued in prospectus offering	28,980,000	63,480,000	–	–	–	63,480,000
Issued in private placement	12,269,939	20,000,001	–	–	–	20,000,001
Flow-through premium	–	(16,242,600)	–	–	–	(16,242,600)
Share issue costs	–	(3,912,782)	–	–	–	(3,912,782)
Stock options exercised	1,329,329	3,151,654	(1,354,629)	–	–	1,797,025
Share-based compensation	–	–	2,084,281	–	–	2,084,281
Loss and comprehensive loss for the period	–	–	–	–	(32,445,437)	(32,445,437)
Balance at September 30, 2025	243,037,262	407,822,989	35,714,155	3,918	(342,209,869)	101,331,193
Balance at January 1, 2026	342,329,665	703,264,118	42,820,506	30,349,683	(356,815,326)	419,618,981
Shares issued in equity offering (Note 15)	38,870,000	115,055,200	–	–	–	115,055,200
Share issue costs (Note 15)	–	(6,063,298)	–	–	–	(6,063,298)
Warrants issued to EdgePoint (Note 13)	–	–	–	2,740,000	–	2,740,000
Warrants exercised (Note 15)	2,547,136	8,360,420	–	(5,662,796)	–	2,697,624
Stock options exercised (Note 15)	1,501,964	4,587,247	(2,478,480)	–	–	2,108,767
RSUs settled (Note 15)	682,000	2,461,597	(2,461,597)	–	–	–
Share-based compensation (Note 15)	–	–	2,976,811	–	1,636,917	4,613,728
Loss and comprehensive loss for the period	–	–	–	–	(37,300,811)	(37,300,811)
Balance at September 30, 2026	385,930,765	827,665,284	40,857,240	27,426,887	(392,479,220)	503,470,191
(1) See Note 4

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

1.     NATURE OF OPERATIONS AND GOING CONCERN
New Found Gold Corp. (“New Found Gold” or the “Company”) was incorporated on January 6, 2016, under the Business Corporations Act in the Province of Ontario. On September 23, 2020, the Company continued as a British Columbia corporation under the Business Corporations Act in the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and on the NYSE American Stock Exchange in the United States under the symbol “NFGC”. The Company’s registered office is located at Suite 3500, The Stack, 1133 Melville Street, Vancouver, British Columbia V6E 4E5.
The Company is principally engaged in the production and sale of gold, as well as the acquisition, exploration, evaluation and development of resource properties with a focus on gold properties located in Newfoundland and Labrador, Canada. The Company’s gold production and sales activities commenced after its acquisition of all of the issued and outstanding shares of Maritime Resources Corp. (“Maritime”) on November 13, 2025 (Note 4). As part of the transaction, the Company acquired Maritime’s Hammerdown Gold Project (“Hammerdown”) and Pine Cove Mill (“Pine Cove”). During the quarter ended September 30, 2026, the Company achieved commercial production at Hammerdown.

These condensed consolidated interim financial statements (herein referred to as “consolidated financial statements”) have been prepared assuming the Company will continue on a going concern basis and do not include adjustments to amounts and classifications of assets and liabilities that might be necessary, should the Company be unable to continue operations. Such adjustments could be material. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. As at September 30, 2026, the Company had an accumulated deficit of $392,479,220 and shareholders’ equity of $503,470,191. In addition, the Company has a working capital surplus, calculated as current assets less current liabilities, of $167,272,288, consisting primarily of cash and cash equivalents, receivables, investments and inventories. For the three and nine months ended September 30, 2026, the Company incurred a net loss of $7,113,806 and $37,300,811, respectively, and negative cash flow from operating activities of $6,766,801 and $31,287,215, respectively.
On April 27, 2026, the Company completed a finance package consisting of (i) a bought deal equity financing of 38,870,000 common shares at $2.96 per share for aggregate gross proceeds of $115,055,200, and (ii) a $105,000,000 senior secured credit facility with EdgePoint Investment Group Inc. (“EdgePoint”), the $70,000,000 first tranche of which the Company had drawn on May 15, 2026 (collectively, the "Finance Package"). While the Company has been successful in closing these financing arrangements, its continuation as a going concern remains dependent on its ability to maintain steady-state production at the Hammerdown Gold Project, advance the Queensway Gold Project to first production, and continue to access additional financing, including the optional second tranche under the EdgePoint credit facility, project-level financing, further equity financing or other arrangements, to fund the substantial capital and operating expenditures required to bring the Queensway Gold Project into production. Although the Company has been successful in raising financing in the past, there is no assurance that it will be able to do so in the future, nor is there any assurance that the terms of any future debt or project financing obtained will be favourable to the Company. These conditions give rise to material uncertainties that may cast significant doubt as to the Company's ability to continue as a going concern.

2.    BASIS OF PRESENTATION
These consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the IASB for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025.

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

These consolidated financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments classified as subsequently measured at fair value and certain financial assets and liabilities measured at present value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on November 10, 2026. Certain comparative figures on the consolidated statement of financial position, consolidated statement of loss and comprehensive loss, and consolidated statement of cash flows have been reclassified to conform to the current period presentation.
3.    MATERIAL ACCOUNTING POLICY INFORMATION
(a)Accounting policies
The accounting policies applied in these consolidated financial statements are the same as those applied in the Company’s audited consolidated financial statements for the year ended December 31, 2025 except as follows:
Government grants and government assistance
Government grants, including the benefit of government loans at below-market rates of interest, are recognized when there is reasonable assurance that the Company will comply with the conditions attaching to the grant and that the grant will be received.
Government loans that bear interest at a rate that is below the prevailing market rate of interest are initially measured at fair value, calculated as the present value of the contractual cash flows discounted at a market rate of interest for a similar instrument. The benefit of the below-market rate of interest is measured as the difference between the proceeds received and the fair value of the loan and is accounted for as a government grant in accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. Government grants related to assets are deducted from the carrying amount of the related asset. The grant is recognized in profit or loss over the useful life of the depreciable asset by way of a reduced depreciation charge. Government grants related to expense items are recognized in profit or loss in the same period in which the related expenses are recognized, by way of a reduction of the related expense.

Subsequent to initial recognition, government loans are measured at amortized cost using the effective interest method, with the related accretion of the discount reflected within "Interest, accretion and financing expenses" in the consolidated statement of loss and comprehensive loss.
Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments –Amendments to IFRS 9 and IFRS 7. These amendments updated classification and measurement requirements in IFRS 9, Financial Instruments and related disclosure requirements in IFRS 7, Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

The Company has assessed the impact of these amendments on its financial instruments, including its senior secured credit facility with EdgePoint (Note 13). The Company has not elected to apply the option to derecognize a financial liability before its settlement date where payment is made through an electronic payment system; accordingly, scheduled interest and principal on the facility are derecognized when the obligation is settled on the payment date. The facility's contractual features, including the optional and mandatory prepayment provisions and the default interest provision, relate to basic lending risks and costs (interest-rate risk and the Company's credit risk) rather than to a contingent event unrelated to those risks, and therefore do not give rise to the additional disclosures introduced by the amendments. The amendments have no impact on the classification or measurement of the facility.

The amendments were effective for periods beginning on or after January 1, 2026, and adoption of these amendments did not have an effect on the Company’s consolidated financial statements.
(b)Significant judgments, estimates and assumptions
The significant judgments, estimates and nature of assumptions made by management in applying the Company’s accounting policies are consistent with those applied in the audited consolidated financial statements for the year ended December 31, 2025, except as follows:
Available for use assessment over Hammerdown and Pine Cove assets

Determining when the Hammerdown Mine and the Pine Cove Mill are in the location and condition necessary to be capable of operating in the manner intended by management is a matter of significant judgment. Until that point, directly attributable costs are capitalized and no depreciation or depletion is recognized. In making this assessment, the Company considers a range of factors, which depend on the specific facts and circumstances, including:

•the completion of substantially all major capital expenditures necessary for the mine and mill to operate in the manner intended by management;
•the completion of a reasonable period of commissioning and testing of the mine, mill and related equipment;
•the ability to produce gold in saleable form;
•the ability to sustain a pre-determined level of throughput, with gold recoveries and head grades near expected levels; and
•the ability to sustain ongoing production of mineralized material.

No single factor is determinative. The thresholds applied are set below design capacity, as the assessment considers whether the assets are capable of operating as intended rather than at full capacity.

(c)Accounting pronouncements
IFRS 18 – Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18"), which replaces IAS 1, Presentation of Financial Statements (“IAS 1”). IFRS 18 retains many of the requirements of IAS 1 but introduces significant changes in the following key areas:
The statement of profit or loss will be required to present three new defined categories: operating, investing, and financing, with specified subtotals including operating profit and profit before financing and income taxes. The classification of income and expenses into these categories is based on the nature of the entity's main business activities.

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

IFRS 18 also introduces requirements for entities to disclose management-defined performance measures ("MPMs") in the notes to the financial statements. MPMs are subtotals of income and expenses that are used in public communications outside the financial statements, that complement the totals and subtotals specified by IFRS Standards, and that communicate management's view of an aspect of the entity's financial performance. Companies will be required to provide reconciliations of MPMs to the most directly comparable subtotal specified by IFRS 18, along with disclosure of the income tax effect and effect on non-controlling interests. In addition, IFRS 18 introduces enhanced guidance on aggregation and disaggregation of financial information in the primary financial statements and the notes, including principles for grouping items that share similar characteristics, and for providing useful labels for line items.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on the presentation and disclosure in its consolidated financial statements.
4.    ACQUISITION OF MARITIME RESOURCES CORP.
On November 13, 2025 (the "Closing Date"), the Company completed the acquisition of all of the issued and outstanding common shares of Maritime that it did not already own pursuant to a plan of arrangement (the "Transaction"). The Transaction was accounted for as a business combination under IFRS 3, Business Combinations. Total consideration of $311,044,914 was satisfied by the issuance of New Found Gold common shares, replacement options and warrants, and the fair value of Maritime shares previously held by the Company. The consideration transferred and the principal assets acquired (including the Hammerdown, Pine Cove) and the Nugget Pond Hydrometallurgical Gold Plant) are described in Note 5 to the Company's audited consolidated financial statements for the year ended December 31, 2025.
The following table summarizes the recognized amounts of the assets acquired and liabilities assumed as of the Closing Date, as adjusted during the measurement period:

	Preliminary
Net assets acquired:	November 13, 2025	Adjustments(1)	November 13, 2025 (Revised)
Cash	$9,028,587	$–	$9,028,587
Receivables	1,644,055	–	1,644,055
Inventories	10,075,453	(5,164,927)	4,910,526
Prepaids and deposits	2,943,423	–	2,943,423
Property and equipment (Note 8)	70,508,742	–	70,508,742
Mining interests (Note 8)	167,737,597	–	167,737,597
Exploration and evaluation assets (Note 9)	29,929,410	–	29,929,410
Goodwill	121,074,297	3,461,792	124,536,089
Accounts payable and accrued liabilities	(9,421,347)	–	(9,421,347)
Loans payable	(620,238)	–	(620,238)
Lease liabilities	(486,195)	–	(486,195)
Reclamation and closure cost provisions	(7,327,000)	–	(7,327,000)
Deferred income tax liabilities	(84,041,870)	1,703,135	(82,338,735)
Total assets acquired, net of liabilities	$311,044,914	$–	$311,044,914
(1) During the nine months ended September 30, 2026, the Company obtained new information about the fair value of in-circuit gold inventory acquired at the Closing Date that was not available at the time the preliminary purchase price allocation was prepared. As a result, the Company revised the fair value of inventories acquired by $5,164,927, deferred income tax liabilities by $1,703,135 and goodwill by $3,461,792, recognized as at November 13, 2025.
As a consequence of the change in the fair value of inventories at the Closing Date, the Company recognized a decrease in cost of sales of $1,070,507 for the period from the Closing Date to December 31, 2025, with a related

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

increase in deferred income and mining tax expense of $548,781. The net impact of $521,726 on the net loss for the year ended December 31, 2025 is reflected in the cumulative deficit as part of the consolidated statement of changes in equity for the year ended December 31, 2025. The comparative information presented in the condensed consolidated interim statement of financial position at December 31, 2025 has been retrospectively revised to reflect the effect of these changes.

Of the $29,929,410 of exploration and evaluation (“E&E”) assets recognized in the preliminary purchase price allocation, $22,000,000 was attributed to the Orion underground deposit, which was measured at fair value using an adjusted implied value per ounce with reference to market multiples from comparable transactions, and $7,929,410 related to other E&E properties that were carried at historical cost as an approximation of fair value. These other properties had no established mineral resource or reserve at the acquisition date; their carrying amounts comprise the cost of acquiring the mineral rights together with exploration expenditures (including drilling, geology and geophysics) that a market participant would incur to acquire the properties and reproduce the associated geological data.

At September 30, 2026, the fair values of the assets acquired and liabilities assumed continue to be determined on a provisional basis and are subject to change pending completion of the valuation process. The procedures still necessary to complete the fair value determination include completing the assessment of the technical data acquired, and finalizing the related fair value and deferred tax inputs. These determinations will be completed within the measurement period, which ends no later than November 13, 2026, and could result in material revisions to the amounts allocated to these assets and liabilities.

5.    RECEIVABLES

	September 30, 2026	December 31, 2025
Sales tax receivable	$6,455,676	$4,323,080
Interest receivable	446,861	718
Other	93,005	1,675
	$6,995,542	$4,325,473
6.    INVENTORIES

	September 30, 2026	December 31, 2025 (As revised – Note 4)
Stockpiled mineralized material	$15,943,527	$1,604,549
Work-in-process	1,958,524	1,366,911
Finished goods	638,363	1,120,998
Supplies and consumables	2,472,883	630,390
	$21,013,297	$4,722,848
No write-downs or reversals were recognized during the three and nine months ended September 30, 2026 (three and nine months ended September 30, 2025 - $nil). For the three and nine months ended September 30, 2026, the Company recognized $22,540,580 and $44,625,061 of inventory cost in operating expenses, respectively (three and nine months ended September 30, 2025 - $nil).

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

7.    INVESTMENTS
Investments consisted of the following as at September 30, 2026 and December 31, 2025:

	September 30, 2026			December 31, 2025
	Shares	Cost	Fair Value	Shares	Cost	Fair Value
Epic Gold Corp (formerly Exploits Discovery Corp.) (1)	831,493	$2,659,473	$174,613	4,157,466	$2,659,473	$311,809
Kirkland Lake Discoveries Corp.	28,612,500	2,861,250	9,728,250	28,612,500	2,861,250	8,583,750
		$5,520,723	$9,902,863		$5,520,723	$8,895,559
(1) On February 13, 2026, Exploits Discovery Corp. announced a corporate rebranding, including a name change to Epic Gold Corp. On May 25, 2026, it announced a 5-for-1 share consolidation of all its issued and outstanding securities. The total number of shares held by the Company has been adjusted to reflect the share consolidation. The Company had no disposition of shares of Epic Gold Corp. and no change in the cost base of these shares were made during the three and nine months ended September 30, 2026.
An analysis of investments including related gains and losses for the nine months ended September 30, 2026 and year ended December 31, 2025 is as follows:

	Nine months ended	Year ended
	September 30, 2026	December 31, 2025
Investments, beginning of period	$8,895,559	$926,019
Disposal of investments	–	(752,634)
Realized gains on investments	–	160,701
Unrealized gains on investments	1,007,304	979,160
Transferred from investment in associates	–	7,582,313
Investments, end of period	$9,902,863	$8,895,559

Investments represent investments in public companies that are quoted on an active exchange and are measured using the quoted market price of these companies.

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

8.    PROPERTY, PLANT AND EQUIPMENT

	Property, plant and equipment	Mining interests	Construction- in-progress	Total
Cost
Balance, January 1, 2025	$11,392,729	$–	$–	$11,392,729
Maritime Acquisition(1) (Note 4)	57,237,532	167,737,597	13,271,209	238,246,338
Adjustment to reclamation provisions	1,081,882	413,457	–	1,495,339
Additions	1,366,671	658,824	1,548,182	3,573,677
Balance, December 31, 2025	71,078,814	168,809,878	14,819,391	254,708,083
Additions	8,038,609	–	44,282,212	52,320,821
Disposals	(79,452)	–	(150,730)	(230,182)
Transfer from construction-in-progress	10,968,212	–	(10,968,212)	–
Contribution received (Note 13)	–	–	(237,826)	(237,826)
Adjustment to reclamation provisions	(73,917)	(227,265)	–	(301,182)
Balance, September 30, 2026	$89,932,266	$168,582,613	$47,744,835	$306,259,714

Accumulated Depreciation
Balance, January 1, 2025	$3,336,071	$–	$–	$3,336,071
Depreciation(2)	827,879	–	–	827,879
Balance, December 31, 2025	4,163,950	–	–	4,163,950
Disposals	(65,250)	–	–	(65,250)
Depreciation(3)	2,986,068	6,789,737	–	9,775,805
Balance, September 30, 2026	$7,084,768	$6,789,737	$–	$13,874,505

	Property, plant and equipment	Mining interests	Construction- in-progress	Total
Net book value
At December 31, 2025	$66,914,864	$168,809,878	$14,819,391	$250,544,133
At September 30, 2026	$82,847,498	$161,792,875	$47,744,835	$292,385,208
(1) Maritime Acquisition amounts represent the fair values of the acquired assets at the close of the Transaction. Plant and equipment acquired includes $449,532 of right-of-use assets.
(2) Additions for the year ended December 31, 2025 include $77,341 of depreciation capitalized to inventories.
(3) Additions for the nine months ended September 30, 2026 include $9,090,387 of depreciation capitalized to inventories.

During the three and nine months ended September 30, 2026, mineral interests and plant and equipment of $10,968,212 at the Hammerdown Mine and the Pine Cove Mill were determined to be capable of operating in the manner intended by management, as a result, the Company commenced depreciation and depletion of the related assets.

During the three and nine months ended September 30, 2026, borrowing costs of $230,994 and $236,940, respectively, were capitalized to construction-in-progress (three and nine months ended September 30, 2025 - $nil).

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

9.    EXPLORATION AND EVALUATION PROPERTIES
The schedules below summarize the carrying amounts of acquisition costs and exploration expenditures incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at September 30, 2026 and December 31, 2025:
(a)Exploration and evaluation assets

	Newfoundland
	Queensway	Others	Total
Balance, December 31, 2024	$34,390,976	$114,508	$34,505,484
Claim staking, option payments and license renewal costs	377,988	41,382	419,370
Acquisition cost – Maritime Resources Corp. (Note 4)	–	29,929,410	29,929,410
Acquisition cost – Epic (formerly Exploits)	12,548,526	–	12,548,526
Acquisition cost – Other claims	261,232	–	261,232
Balance, December 31, 2025	47,578,722	30,085,300	77,664,022
Acquisition cost – Epic (formerly Exploits)	16,465	–	16,465
Claim staking & license renewal costs	99,016	178,858	277,874
Balance, September 30, 2026	$47,694,203	$30,264,158	$77,958,361
(b)Exploration and evaluation expenses

	Newfoundland
	Queensway	Others	Total
Cumulative exploration expense, December 31, 2024	$267,847,694	$575,695	$268,423,389
Assaying and metallurgical testing	5,089,668	–	5,089,668
Drilling	15,995,380	–	15,995,380
Trenching	499,146	–	499,146
Environmental, permitting and reclamation	1,026,461	–	1,026,461
Geological and geophysical studies	1,638,692	135,402	1,774,094
Personnel, consulting and overheads	11,592,629	–	11,592,629
Technical studies and resource evaluation	3,350,234	30,734	3,380,968
Property holding and other costs	2,022,061	–	2,022,061
	41,214,271	166,136	41,380,407
Cumulative exploration expense, December 31, 2025	$309,061,965	$741,831	$309,803,796

	Newfoundland
	Queensway	Others	Total
Cumulative exploration expense, December 31, 2025	$309,061,965	$741,831	$309,803,796
Assaying and metallurgical testing	$4,128,672	$10,668	$4,139,340
Drilling	14,524,022	–	14,524,022
Trenching	278,916	–	278,916
Environmental, permitting and reclamation	(255,083)	16,799	(238,284)
Geological and geophysical studies	3,258,497	291,074	3,549,571
Personnel, consulting and overheads	10,684,965	2,066,486	12,751,451
Technical studies and resource evaluation	4,624,196	1,500	4,625,696
Property holding and other costs	2,347,655	43,778	2,391,433
	39,591,840	2,430,305	42,022,145
Cumulative exploration expense, September 30, 2026	$348,653,805	$3,172,136	$351,825,941

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

10.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2026	December 31, 2025
Accounts payable	$11,689,789	$8,684,103
Accrued liabilities	19,536,560	3,651,432
Due to related parties (Note 16)	29,500	3,989
	$31,255,849	$12,339,524
11.    FLOW-THROUGH SHARE PREMIUM

	September 30, 2026	December 31, 2025
Balance, beginning of period	$8,677,099	$–
Liability incurred on flow-through shares issued	–	16,242,600
Settlement of flow-through share premium on expenditures incurred	(8,677,099)	(7,565,501)
	$–	$8,677,099
Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act of Canada (“Qualifying CEE”).
During the three and nine months ended September 30, 2026, the Company incurred $10,876,904 and $30,517,930, respectively (three and nine months ended September 30, 2025 – $12,127,255 and $14,746,070, respectively) in Qualifying CEE and amortized a total of $3,124,124 and $8,677,099, respectively (three and nine months ended September 30, 2025 – $3,495,191 and $4,249,959, respectively) of its flow-through share premium liabilities. The flow-through share premium liability does not represent a cash liability to the Company and is to be fully amortized to the statement of loss and comprehensive loss pro-rata with the amount of qualifying expenditures that will be incurred. As at September 30, 2026, the Company has incurred sufficient Qualifying CEE and extinguished all of its flow-through premium liabilities.
During the three and nine months ended September 30, 2026, the Company incurred $25,353 and $238,311, respectively (three and nine months ended September 30, 2025 - $67,143 and $67,143, respectively) in Part XII.6 tax in respect of unspent flow-through proceeds renounced under the Look-Back Rule, in accordance with the Income Tax Act of Canada.
12.    OTHER CURRENT LIABILITIES

	September 30, 2026	December 31, 2025
Share-based compensation (Note 15)	$–	$357,058
Current portion of lease liabilities	210,942	197,497
Current portion of loans payable	6,535,782	100,277
	$6,746,724	$654,832

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

13.    LOANS PAYABLE

	September 30, 2026				December 31,
	Senior Secured Credit Facility	ACOA Repayable Contribution	Vehicle Loans	Total	2025
Balance, beginning of period	$–	$–	$603,694	$603,694	$–
Drawdown	69,300,000	635,089	328,725	70,263,814	621,710
Allocation to warrants	(2,740,000)	–	–	(2,740,000)	–
Financing costs	(1,832,088)	–	–	(1,832,088)	–
Payments	(2,307,675)	(48,750)	(109,169)	(2,465,594)	(19,921)
Interest and accretion	3,055,279	29,076	11,361	3,095,716	1,905
Balance, end of period	$65,475,516	$615,415	$834,611	$66,925,542	$603,694
Less: current portion	(6,256,421)	(125,078)	(154,283)	(6,535,782)	(100,277)
Non-current portion	$59,219,095	$490,337	$680,328	$60,389,760	$503,417

EdgePoint Senior Secured Credit Facility
On April 20, 2026, the Company entered into a credit agreement (the “Credit Agreement”) with EdgePoint for a senior secured credit facility of up to $105,000,000 (the “Facility”), comprised of Tranche 1 ($70,000,000) and Tranche 2 ($35,000,000). The Facility bears interest at a fixed rate of 8.75% per annum, payable quarterly in arrears, and matures three years from the drawdown of Tranche 1. Each tranche is subject to a 2.00% original issue discount and a 1.00% establishment fee, deductible from the proceeds at the Company's election. The Company incurred total transaction costs of $1,832,088 related to the Facility.

Tranche 1 was fully drawn on May 15, 2026 (the “Tranche 1 Drawdown Date”) and the Company received total cash proceeds of $69,300,000, net of the establishment fee. Tranche 2 is available at the Company's election at any time up to 12 months after the Tranche 1 Drawdown Date, subject to satisfaction of customary conditions precedent. Tranche 2 had not been drawn as at September 30, 2026.

In connection with Tranche 1 drawdown, the Company issued EdgePoint 2,489,818 common share purchase warrants (the “Tranche 1 Warrants”) on the Tranche 1 Drawdown Date. Each warrant entitles the holder to purchase one common share (each, a “Common Share”) of the Company at an exercise price of $3.30 per Common Share and is exercisable until May 15, 2029.

The Company may prepay the outstanding principal amount of either tranche, in whole or in part at a minimum of $1,000,000, at any time on two business days' notice, without penalty or premium (the “Optional Prepayment Right”). The Company is also required to prepay the Facility, without premium, from the net proceeds of certain asset dispositions, incurrence of non-permitted debt, and insurance proceeds in excess of $1,000,000 in a trailing twelve-month period, subject to customary reinvestment rights (the “Mandatory Prepayment Provisions”).

The Company identified the Facility as a compound financial instrument in accordance with IFRS 9 Financial Instruments and IAS 32, Financial Instruments: Presentation. The liability host component is classified as a debt instrument and measured at amortized cost. The Tranche 1 Warrants offered EdgePoint the right to purchase a fixed number of the Company’s shares at a fixed price and are classified as equity instruments and not remeasured in future periods. The prepayment options included in the Facility are embedded derivatives that are closely related to the debt host and are valued together with the liability component.

Upon initial recognition on the Tranche 1 Drawdown Date, the total cash proceeds were allocated to the liability component at its fair value of $66,560,000, with the balance of $2,740,000 allocated to the Tranche 1 Warrants and recorded as equity. Total transaction costs of $1,832,088 incurred were deducted against the fair value of liability component. The liability component is amortized over its three-year term at an effective interest rate of 13.16%. As

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

at September 30, 2026, the amortized cost of the liability was $65,475,516, with $6,256,421 classified as current and $59,219,095 as non-current. During the nine months ended September 30, 2026, the Company recognized $3,055,279 in interest expense representing total interest payments of $2,307,675 and accretion expense of $747,604.

Under the Credit Agreement, the Company is required to maintain a minimum consolidated cash balance of $3,000,000, and a positive consolidated working capital balance which, as defined in the Credit Agreement, excludes ore and raw-material inventory, the current portion of the Credit Facility, and the current portion of any reclamation and closure cost provision. The Company was in compliance with both covenants at September 30, 2026.

ACOA Loan

On March 24, 2026, the Company received the first drawdown of $595,266 under a repayable contribution agreement with the Atlantic Canada Opportunities Agency (“ACOA”) under the REGI – Business Scale-Up and Productivity program (Project No. 226929) (the "ACOA Contribution Agreement"), which provides for a non-interest-bearing, unsecured repayable contribution of up to $975,000 in respect of eligible project costs relating to the upgrade of the Pine Cove Mill. The contribution is repayable in 60 equal monthly principal installments commencing July 1, 2026.
On initial recognition, the loan component was measured at fair value of $427,480 and is included within loans payable. At initial recognition, the loan was calculated as the present value of the contractual cash flows discounted at an estimated market rate of interest of 12.50% per annum. The benefit of the below-market interest rate, totaling $167,786, was accounted for as a government contribution deducted from the carrying amount of the Pine Cove Mill within property, plant and equipment.
On August 24, 2026, the Company received the second drawdown of $277,649 of the ACOA loan. At initial recognition, consistent with the valuation of the first drawdown, the loan component was measured at fair value of $207,609. Government contribution of $70,040 was recognized against the carrying amount of the Pine Cove Mill within property, plant and equipment.

As at September 30, 2026, the amortized cost of the liability was $615,415, with $125,078 classified as current and $490,337 as non-current. During the three and nine months ended September 30, 2026, total interest and accretion expense recognized for the loan was $15,578 and $29,076, respectively (three and nine months ended September 30, 2025 - $nil).

14.    RECLAMATION AND CLOSURE COST PROVISIONS
The Company recognizes a provision for future reclamation and closure costs associated with disturbances resulting from exploration, development and operating activities at its properties. The reclamation liability reflects management’s best estimate of the present value of the expenditures required to settle the obligation at the end of the expected operating life of the assets, consistent with reclamation and closure plans submitted or to be submitted to the applicable regulatory authorities.

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

The movement in the Company’s reclamation and closure cost provisions is as follows:

	September 30, 2026	December 31, 2025
Balance, beginning of period	$10,870,068	$2,426,378
Change in reclamation and closure cost estimates	(763,675)	1,229,082
Reclamation costs incurred	(37,175)	(151,052)
ARO accretion	283,786	38,660
Maritime Acquisition (Note 4)	–	7,327,000
Balance, end of period	$10,353,004	$10,870,068
On an ongoing basis, the Company evaluates its estimates and assumptions, and future expenditures could differ from current estimates. In calculating the best estimate of the Company's obligation on a net present value basis, the Company used risk-free discount rates ranging from 3.99% to 4.30% and a long-term inflation rate of 2%.
The Company maintains a surety bonding arrangement totaling $7,783,255 with the Government of Newfoundland and Labrador. The arrangement requires the Company to provide a cash collateral of $2,400,000, included in other assets in the consolidated statements of financial position, and pay an annual bond fee equal to 3% of the bond amount. On April 10, 2026, the cash collateral required increased to $2,725,000. On September 16, 2026, the total required bonding arrangement increased to $10,203,749, with a required cash collateral of $2,042,000. The surety bonds secure, but do not extinguish, the Company’s reclamation obligations.
15.    SHARE CAPITAL AND RESERVES
(a)Authorized share capital
At September 30, 2026, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.
(b)Common shares issued during the nine months ended September 30, 2026
On April 27, 2026, the Company closed a bought deal equity financing and issued 38,870,000 common shares at $2.96 per share, for aggregate gross proceeds of $115,055,200. The Company incurred share issuance costs of $6,063,298 in cash of which $5,165,790 was paid to the underwriters.
During the nine months ended September 30, 2026, the Company issued 1,501,964 common shares on exercise of options with a weighted average exercise price of $1.40 for gross proceeds of $2,108,767.

During the nine months ended September 30, 2026, the Company issued 682,000 common shares to settle 717,667 vested restricted share units.
During the nine months ended September 30, 2026, the Company issued 2,547,136 common shares for warrants exercised with a weighted average exercise price of $1.06 for gross proceeds of $2,697,624.

Subsequent to September 30, 2026, the Company issued 129,224 common shares pursuant to an existing mineral property option agreement.

(c)Common shares issued during the year ended December 31, 2025
On December 5, 2025, the Company issued 2,821,556 common shares with a value of $12,160,906 to Epic Gold Corp. pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of a property acquisition agreement (Note 9).

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

On November 13, 2025, the Company issued 94,254,209 common shares valued at $275,222,290 pursuant to the Maritime Acquisition (Note 4).
On November 26, 2025, the Company issued 1,085,003 common shares valued at $4,632,963 for the settlement of advisory fees incurred by Maritime relating to the Maritime Acquisition.

On August 27, 2025, the Company completed a non-brokered private placement and issued 12,269,939 common shares at a price of $1.63 per common share for gross proceeds of $20,000,001.
On June 12, 2025, the Company completed a bought deal offering of 24,610,000 flow-through common shares, closing the first tranche of the offering on June 3, 2025 and the second and final tranche of the offering on June 12, 2025, at a price of $2.29 per common share and 4,370,000 non-flow-through common shares at a price of $1.63 per common share, for aggregate gross proceeds of $63,480,000. The Company incurred share issuance costs of $4,004,528 in cash of which $2,602,373 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $16,242,600.
During the year ended December 31, 2025, 1,838,399 common shares were issued on exercise of 1,854,070 stock options. The options were exercised at a weighted average exercise price of $1.38 per share for gross proceeds of $2,547,271.
(d)Share purchase options
The following table sets out activity with respect to the Company’s outstanding stock options:

	Nine months ended September 30, 2026		Year ended December 31, 2025
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Outstanding, beginning of period	7,631,500	$2.85	10,556,750	$4.50
Granted	1,741,278	2.50	7,122,070	1.74
Exercised	(1,501,964)	1.40	(1,854,070)	1.38
Forfeited	(542,538)	5.48	(8,193,250)	4.68
Outstanding, end of period	7,328,276	$2.32	7,631,500	$2.85
Options exercisable, end of period	4,008,397	$2.34	4,818,723	$3.29
The following table sets out information about the Company’s options outstanding and exercisable as at September 30, 2026:

	Stock options outstanding			Stock options exercisable
Range of Exercise Prices	Number outstanding	Weighted average remaining contractual life (days)	Weighted average exercise price	Number outstanding	Weighted average remaining contractual life (days)	Weighted average exercise price
$0.67 - $1.67	4,178,675	1,312	$1.62	3,127,842	1,311	$1.21
$2.40 - $4.59	2,662,101	1,596	2.77	393,055	1,160	1.48
$5.00 - $6.79	472,500	401	5.71	472,500	401	5.71
$8.04 - $8.98	15,000	68	4.55	15,000	68	8.51
The Company has reserved for issuance 7,328,276 common shares in the event that these stock options are exercised. With certain exceptions, the stock options generally vest in equal installments on each anniversary date of the grant over a three-year period.

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

The number of common shares available for the grant of stock options under the Option Plan as at September 30, 2026 was 31,264,801.

The following table summarizes the weighted average fair value and assumptions used in estimating the fair value of stock options granted using the Black-Scholes option pricing model and the key values of options exercised.

	September 30, 2026	December 31, 2025
Options granted
Weighted average fair value of options granted	$1.32	$1.34
Risk-free interest rate	3.64%	2.67%
Expected option life in years	5.00	5.00
Expected share price volatility	62.89%	64.64%
Grant date share price	$2.26	$2.74
Expected forfeiture rate	Nil	Nil
Expected dividend yield	Nil	Nil
Options exercised
Weighted average share price at date of exercise	$1.42	$1.40
Weighted average grant-date fair value of options exercised	$1.94	$1.17
Compensation expense related to stock options amounted to $487,310 and $1,654,634 for the three and nine months ended September 30, 2026, respectively (three and nine months ended September 30, 2025 - $666,400 and $2,025,332, respectively).

During the nine months ended September 30, 2026, a total of 542,538 (nine months ended September 30, 2025 – 6,243,750) outstanding and exercisable stock options expired unexercised. The Company recorded a reduction of $1,636,917 in its share-based payment reserves with a corresponding adjustment to accumulated deficit.

Subsequent to September 30, 2026, a total of 260,000 stock options were granted to the Company's officers at a weighted average exercise price of $2.27 and 33,750 options were exercised at a weighted average exercise price of $1.14 for gross proceeds of $38,475. In addition, 33,333 exercisable options expired unexercised.

(e)Restricted share units
The Company recorded a share-based compensation expense of $195,542 and $356,885, respectively, net of fair value adjustment, during the three and nine months ended September 30, 2026 related to the cash-settled RSUs (three and nine months ended September 30, 2025 – $40,808). As at September 30, 2026, the Company has settled these RSUs and extinguished the liability in full. The Company also recorded a share-based compensation expense of $752,239 and $2,919,893 during the three and nine months ended September 30, 2026 related to the equity-settled RSUs (three and nine months ended September 30, 2025 – $58,950).
The following table sets out activity with respect to the Company’s outstanding RSUs:

	Nine months ended September 30, 2026	Year ended December 31, 2025
Balance, beginning of period	2,694,348	—
Granted (cash-settled)	–	300,000
Granted (equity-settled)	782,680	2,394,348
Settled (cash-settled)	(300,000)	–
Settled (equity-settled)	(717,667)	–
Outstanding, end of period	2,459,361	2,694,348

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

Subsequent to September 30, 2026, 50,000 RSUs were granted to an officer of the Company.
(f)Deferred share units
During the three and nine months ended September 30, 2026, the Company granted 128,454 DSUs to directors of the Company. These DSUs are expected to be equity-settled and will fully vest on the one-year anniversary date from the date of the grants. Vested DSUs are settled upon the departure of the holders from the Company.
During the three and nine months ended September 30, 2026, the Company recorded a share-based compensation expense of $39,201 related to these DSUs (three and nine months ended September 30, 2025 – $nil).

	Nine months ended September 30, 2026	Year ended December 31, 2025
Balance, beginning of period	–	–
Granted	128,454	–
Outstanding, end of period	128,454	–

(g)Warrants
The following table sets out activity with respect to the Company’s outstanding warrants:

	Nine months ended September 30, 2026		Year ended December 31, 2025
	Warrants outstanding	Weighted average exercise price	Warrants outstanding	Weighted average exercise price
Outstanding, beginning of period	14,952,035	$1.34	–	$–
Maritime Acquisition (Note 4)	–	–	15,485,137	1.33
EdgePoint Financing Package	2,489,818	3.30	–	–
Exercised	(2,547,136)	1.04	(533,102)	1.03
Outstanding, end of period	14,894,717	$1.72	14,952,035	$1.34
Subsequent to September 30, 2026, a total of 150,000 warrants were exercised at a weighted average exercise price of $1.60 per warrant for gross proceeds of $240,000.

16.    RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, key management personnel and companies having common directors and officers. All transactions with related parties have occurred in the normal course of operations and are measured at the amount of consideration paid or received.
Key management personnel compensation
Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive directors and members of executive management.
The remuneration of the Company’s directors and other key management personnel during the three and nine months ended September 30, 2026 and 2025 were as follows:

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Salaries and consulting (1)	$535,693	$542,047	$1,746,649	$1,304,821
Share-based compensation	1,205,662	676,896	4,214,873	2,141,549
Bonus	–	–	1,015,167	1,031,760
Termination benefits	–	–	–	929,520
	$1,741,355	$1,218,943	$6,976,689	$5,407,650
(1)Salary recorded in exploration and evaluation expenditures in the condensed consolidated interim statements of loss and comprehensive loss for the three and nine months ended September 30, 2026 - $94,500 and $283,500, respectively.

At September 30, 2026, there was $29,500 (December 31, 2025 - $3,989) payable to management and directors for accrued salaries, bonuses and expense reimbursements of travel expenditures included in accounts payable and accrued liabilities. The amounts are unsecured, non-interest bearing and without fixed terms of repayment.

17.    BASIC AND DILUTED LOSS PER SHARE

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Loss and comprehensive loss for the period	$(7,113,806)	$(12,944,794)	$(37,300,811)	$(32,445,437)
Basic weighted average number of common shares outstanding	323,904,901	235,018,399	259,853,577	214,761,519
Loss per share – basic and diluted	(0.02)	(0.06)	(0.14)	(0.15)
The Company incurred net losses for the three and nine months ended September 30, 2026 and 2025. As such, diluted loss per share excludes any potential conversion of 7,328,276 share purchase options (nine months ended September 30, 2025 – 7,547,167), 2,459,361 RSU's (nine months ended September 30, 2025 – 2,353,000), 128,454 DSU's (nine months ended September 30, 2025 – nil) and 14,894,717 warrants (nine months ended September 30, 2025 – nil), as their inclusions would be anti-dilutive.
18.    REVENUE
Revenue from contracts with customers during the three and nine months ended September 30, 2026 and 2025 disaggregated by metal were as follows:

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Gold	$41,517,993	$–	$67,059,335	$–
Silver	61,819	–	130,474	–
Total revenue	$41,579,812	$–	$67,189,809	$–
The Company generates its revenue in Canada from the sale of refined gold. During the three and nine months ended September 30, 2026, one customer accounted for 100% of revenues. However, because gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sale of its products.

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

19.    OPERATING EXPENSES
Operating expenses during the three and nine months ended September 30, 2026 and 2025 consist of the following expenses by nature:

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Raw materials and consumables	$2,626,961	$–	$6,982,376	$–
Salaries and employee benefits	2,738,571	–	7,187,138	–
Contractors	12,688,124	–	32,978,203	–
Repairs and maintenance	56,495	–	345,160	–
Site administration	1,066,745	–	3,395,960	–
Depreciation	8,883,376	–	9,090,387	–
	28,060,272	–	59,979,224	–
Change in inventories	(5,519,692)	–	(15,354,163)	–
Total operating expense	$22,540,580	$–	$44,625,061	$–
20.    GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses during the three and nine months ended September 30, 2026 and 2025 consist of the following expenses by nature:

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Salaries and benefits	$1,609,934	$1,298,781	$5,270,272	$4,026,378
Professional fees	268,968	399,731	946,469	1,239,264
Office and other expenses	1,002,383	1,199,784	3,942,164	2,769,463
Depreciation	218,030	183,182	685,418	582,363
Total general and administrative expenses	$3,099,315	$3,081,478	$10,844,323	$8,617,468
21.    CASH FLOW DISCLOSURES
(a)Change in non-cash working capital

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
(Increase) decrease in prepayments and deposits	$(517,267)	$(694,598)	$890,360	$26,156
Decrease (increase) in receivables	3,085,872	(672,026)	(2,181,120)	459,456
Increase in inventories	(5,851,184)	–	(16,290,448)	–
Decrease in other assets	–	988	166,726	179,703
Decrease in deferred revenue	(5,126,202)	–	–	–
Increase (decrease) in accounts payable and accrued liabilities	(9,560,473)	1,216,423	5,020,653	(290,793)
	$(17,969,254)	$(149,213)	$(12,393,829)	$374,522

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

(b)Supplemental cash flow disclosures

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Non-cash investing and financing activities:
Property, plant and equipment in accounts payable and accrued liabilities	$13,250,396	$–	$14,018,670	$–
Cash paid for interest	2,216,616	3,409	2,317,075	12,882
Cash received for interest	1,042,207	511,561	1,837,104	818,196
22.    FINANCIAL INSTRUMENTS
(a)Fair values
Financial assets and liabilities measured at fair value are recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:
▪Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
▪Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
▪Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).
The Company’s financial instruments measured at fair value comprise its investments, which include equities held. The fair value of equities held is determined using closing prices at the statement of financial position date with any unrealized gain or loss recognized in profit or loss. These investments are classified as Level 1 financial instruments. The carrying values of other financial instruments, including cash and cash equivalents, receivables, accounts payable and accrued liabilities and lease liabilities approximate their fair values due to the short-term maturity of these financial instruments.

The Company’s financial instruments carried at fair value and categorized according to the fair value hierarchy are as follows as at September 30, 2026:

	September 30, 2026			December 31, 2025
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Investments	$9,902,863	$–	$–	$8,895,559	$–	$–
(b)Financial instrument risk exposure
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on the issuance of shares to fund exploration programs and may require doing so again in the future.

On April 27, 2026, the Company closed a finance package consisting of a bought deal equity financing for gross proceeds of $115,055,200, and a $105,000,000 senior secured credit facility, the $70,000,000 first tranche of which

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

was drawn on May 15, 2026. As at September 30, 2026, the Company has total liabilities of $202,305,416 and cash and cash equivalents of $167,111,584 which is available to discharge these liabilities (December 31, 2025 – total liabilities of $115,878,041 and cash of $58,838,699).

The following table summarizes the maturity profile of the Company’s financial liabilities at September 30, 2026. The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

	Within 1 year	2-3 years	4-5 years	More than 5 years	Total
Accounts payable and accrued liabilities	$31,255,849	$–	$–	$–	$31,255,849
Lease liabilities	348,160	686,485	507,127	278,925	1,820,697
Loans payable	6,448,683	82,101,244	516,423	23,359	89,089,709
Reclamation and closure cost provisions	–	928,038	990,229	14,571,725	16,489,992
	$38,052,692	$83,715,767	$2,013,779	$14,874,009	$138,656,247
Market risks
Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect the Company’s net earnings or the value of financial instruments. The objective of the Company is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.
(i)Currency risk
Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts and accounts payable denominated in US dollars. The sensitivity of the Company’s net loss to changes in the exchange rate between the US dollar and the Canadian dollar at September 30, 2026 would change the Company’s net loss by $72,293 (December 31, 2025 - $144,145) as a result of a 10% change in the exchange rate.
(ii)Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its cash and cash equivalents into demand accounts with minimal interest rates, interest rate risk is not significant. Following the first drawdown of Tranche 1 of the EdgePoint Senior Credit Facility for $70,000,000, the Company is exposed to fixed-rate interest expense at 8.75% per annum over a three-year term, which limits exposure to interest rate movements on this borrowing.
(iii)Commodity price risk
Commodity price risk is the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company is primarily exposed to gold prices, which significantly affect the value of its mineral properties and investments. As at September 30, 2026, the Company had no financial instruments subject to provisional pricing or other commodity-linked arrangements. Accordingly, a reasonably possible change in gold prices at the reporting date would not have a material impact on the Company's net loss or comprehensive loss.
(iv)Equity price risk
Equity price risk is the risk that the fair value of future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period.

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2026 and 2025
(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability.
The sensitivity of the Company’s net loss to changes in market prices at September 30, 2026 would change the Company’s net loss by $990,286 (December 31, 2025 - $889,556) as a result of a 10% change in the market price of its investments.
There have been no changes in management’s methods for managing market risks since December 31, 2025.